Exhibit (a)(5)(G)

News Release

CONTACT:

D’Anthony White, Blackboard Inc.

202.303.9314 or

danthony.white@blackboard.com

Blackboard Affiliate Completes Acquisition

of Higher One Holdings, Inc.

WASHINGTON, August 4, 2016 – Blackboard Inc., the world’s leading education technology company for teaching, learning and student engagement, today announced that an affiliate of the company has successfully completed its acquisition of Higher One Holdings, Inc. (NYSE: ONE). The acquisition will allow for collaboration between CASHNet, the market software leader in secure online payment of tuition and fees, and the Blackboard Transact business line.

CASHNet provides software that simplifies and automates electronic payments across campus. It enables parents and students to electronically pay tuition and fees and establish customized tuition payment plans. In addition, the software enables the creation of online storefronts to support all facets of campus commerce. For almost 30 years, CASHNet has been a trusted and respected partner in the higher education community, serving over 700 campuses and millions of students nationwide.

“The CASHNet acquisition will complement Blackboard’s broad portfolio of campus financial solutions, further enabling us to help families overcome one of the biggest barriers to education,” said David Marr, Senior Vice President of Blackboard Transact. “As part of its mission, Blackboard is focused on supporting institutions in their efforts to enable fundamental access to education. Providing students and parents with a comprehensive set of tools that assist them in managing tuition payments is a critical piece of the access equation.”

Blackboard Transact is the leader in providing campus transaction, security and financial solutions through a fully integrated technology platform that creates a holistic experience for students to navigate and engage in life on and off campus. In collaboration with each other, CASHNet and Blackboard will continue to create innovative solutions for institutions, students and parents.

Blackboard’s affiliate, Winchester Acquisition Corp., closed the acquisition of Higher One Holdings, Inc. following the completion today of its tender offer for all issued and outstanding shares of common stock at a price of $5.15 per share.

Shortly after the completion of the tender offer, the acquisition of Higher One was completed through a merger with Blackboard’s affiliate without a vote or meeting of Higher One’s stockholders. All remaining shares of Higher One common stock not purchased in the tender offer (other than shares held by Higher One, Winchester Acquisition Corp. and its parent and their respective wholly-owned subsidiaries or held by any Higher One stockholder who properly exercised appraisal rights) were converted into the right to receive the same $5.15 in cash, without interest and less any applicable withholding taxes, that will be paid in the tender offer. Upon completion of the merger, Higher One became a wholly owned subsidiary of the parent entity of Blackboard. As a result of the merger, Higher One’s common stock is no longer listed on the New York Stock Exchange.

About Blackboard Inc.

Blackboard is a global leader in enterprise technology and innovative solutions that improve the experience of millions of students and learners around the world every day. Blackboard’s solutions allow thousands of higher education, K-12, professional, corporate, and government organizations to extend teaching and learning online, facilitate campus commerce and security, and communicate more effectively with their communities. For more information about Blackboard, follow us on Twitter @Blackboard.

2